

December 15, 2014

Via E-Mail
Mr. Perry Y. Ing
Chief Financial Officer
McEwen Mining Inc.
150 King Street West, Suite 2800
Toronto, Ontario, Canada M5H 1J9

> **Re:** **McEwen Mining Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 001- 33190**

Dear Mr. Ing:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Financial Statements
Note 2 – Summary of Significant Accounting Policies, page 86
Design, Construction and Development Costs, page 89

1.   We note that you are expensing all costs related to the design, engineering, construction and installation of equipment as incurred as you have not established reserves for your El Gallo 1 mine. Please tell us whether you plan to establish proven and probable reserves in accordance with Industry Guide 7 and your time frame for doing so, or whether you do not plan to establish proven and probable reserves and your reasons. In addition, please revise to provide prominent disclosures both inside and outside of your financial statements to highlight that your financial statements may not be comparable to the financial statements of mining companies that have established reserves and deplete development costs on a units-of-production basis.

Mineral Property Interests, page 90

2. We note your disclosure indicates that you amortize the capitalized costs and mineral property interests of your El Gallo 1 mine based on a straight line method over the estimated useful life of the mine. Given that depletion, depreciation and amortization is generally calculated under U.S. GAAP using proven and probable reserves, as defined under Industry Guide 7, please tell us why you believe the application of the straight line method meets the requirements of being systematic and rational and expand your disclosure to state the useful life of the El Gallo 1 mine and how it is determined.

Revenue Recognition, page 91

3. We note that you have entered into a doré sales agreement which gives you the option to sell approximately 90% of the gold and silver contained in doré bars you have produced prior to completion of refining by a third party refiner. Please tell us and expand your disclosure in future filings to identify when you entered into this agreement and describe how you recognize revenue related to this agreement to the extent material. Please provide your proposed disclosure in your response.

Note 6 - Mineral Property Interests and Asset Retirement Obligations, page 97

4. We note you recognized an impairment charge of $63 million in 2013 related to your exploration properties in Argentina and Nevada and $120.4 million during the second quarter of 2014 related to your Los Azules Copper Project. We understand that you apply a market approach, using observed market value per square mile in the region and observed market value per ounce of mineralized material in determining the fair value of your exploration properties for purposes of calculating the impairment charges. Please address the following points:

- Tell us how you obtained or determined the market value per square mile and the total amount of mineralized material used in your estimates.

- Tell us to the extent to which you make adjustments to the observed market values for the specifics of your properties, providing examples of the types and relative magnitude of the adjustments made and the factors your consider in making these adjustments.

- Expand your footnote disclosure in future filings to disclose the key assumptions and inputs used in determining the fair value for each impaired property to comply with FASB ASC paragraphs 820-50-5 and 50-2(e). Please provide your proposed disclosure in your response.

Note 7 - Investment in Minera Santa Cruz S.A. ("MSC") - San Jose Mine, page 103

5.   We note that you account for your 49% investment in Minera Santa Cruz S.A. ("MSC")
        using the equity method. We also note that the audited financial statements of MSC
        provided in the amended Form 10-K for the year ended December 31, 2013 filed June 30,
        2014 are prepared in accordance with International Financial Reporting Standards as
        issued by the International Accounting Standards Board. Please confirm to us and
        expand your disclosure in future filings to indicate that you have adjusted MSC's
        financial statements to U.S. GAAP in applying equity method accounting to this
        investment and that the summarized financial data of MSC presented under this heading
        has been prepared under U.S. GAAP. Please provide us with a draft of your proposed
        disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Branch Chief at
(202) 551- 3650 if you have questions regarding comments on the financial statements and
related matters.

                                                        Sincerely,

                                                        /s/Tia L. Jenkins

                                                        Tia L. Jenkins
                                                        Senior Assistant Chief Accountant
                                                        Office of Beverages, Apparel, and
                                                        Mining